PRESS RELEASE


FOR IMMEDIATE RELEASE:                       CONTACT:

VALHI, INC.                                  STEVEN L. WATSON
THREE LINCOLN CENTRE                         VICE PRESIDENT
5430 LBJ FREEWAY, SUITE 1700                 (972) 450-4216
DALLAS, TEXAS  75240-2697



                    VALHI, INC. SETTLES STOCKHOLDER LAWSUIT


     DALLAS, TEXAS . . . June 9, 1998 . . .Valhi, Inc. (NYSE: VHI) announced today that it transferred to Tremont Corporation (NYSE: TRE) $24.3 million cash pursuant to the previously announced settlement agreement with respect to Kahn
v. Tremont Corporation, et al., as approved by the Delaware Court of Chancery.

     Valhi is engaged in the chemicals, component products and waste management industries.

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